February 18, 2011

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PrimeEnergy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 0-07406

Dear Ms. Parker:

In response to your letter dated January 20, 2011 regarding PrimeEnergy Corporation (Registrant), the following reply has been prepared to address each of your comments. Each of your comments has been listed below and our response follows in italics.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	We note your response to comment one from our letter dated November 9, 2010. Please provide both the per occurrence and the aggregate limits of your General and Umbrella Liability policies.

Response:

Onshore Operations maintain General Liability Insurance limits of $1,000,000 per occurrence and $2,000,000 in the aggregate, and Umbrella Limits are $20,000,000 per occurrence and in the aggregate. Offshore Operations maintain General Liability Insurance limits of $1,000,000 per occurrence and $2,000,000 in the aggregate, and Umbrella Limits are $35,000,000 per occurrence and in the aggregate.

Reserves. page 18

2. We note your response to prior comment three from our letter dated November 9, 2010 and we reissue the comment. Disclose the qualifications of the one technical person who is primarily responsible for overseeing the reserves estimates.

Response:

In matters related to the preparation of our reserve estimates, our district managers report to the Houston Central manager, who maintains oversight and compliance responsibility for the internal reserve estimate process and provides oversight for the annual preparation of reserve estimates of 100% of our year-end reserves by our independent third party engineers, Ryder Scott Company, L.P. The members of our district and central groups consist of degreed engineers, geologists and geophysicists and technicians with between approximately ten and thirty-five years of industry experience, and between three and twenty years managing our reserves. Our Houston Central manager, the technical person at PrimeEnergy who is primarily responsible for overseeing the preparation of reserves estimates, has over twenty-five years of experience, holds a Bachelor of Science degree in Natural Gas Engineering and is a member of the Society of Petroleum Engineers and American Association of Petroleum Geologists.

3.	We note your response to comment five from our letter dated November 9, 2010. Please amend your 2009 Form 10-K to provide the revised report.

Response:

We note your comment and we will amend our filing.

In connection with responding to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (713) 735-0000 extension 0 if you have any questions.

Sincerely,

/s/ Lynne Pizor

Lynne Pizor

Chief Accounting Officer